Exhibit 99.1
RESTRICTED STOCK ISSUANCE AND ALLOCATION AGREEMENT
2007 EQUITY INCENTIVE PLAN
          THIS RESTRICTED STOCK ISSUANCE AND ALLOCATION AGREEMENT (this “Agreement”) is entered into as of July 2, 2007 (the “Grant Date”) by and between Fenghua International Limited, a company incorporated in the British Virgin Islands (“BVI Company A”), C&F International Holdings Limited, a company incorporated in the British Virgin Islands (“BVI Company B”), China Finance Online Co. Ltd., a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China (“China Finance”) and Zhiwei Zhao, the chief executive officer of China Finance who represents the employees of China Finance who are eligible for the 2007 Equity Incentive Plan (each an “Employee,” and collectively, the “Employees”).
R E C I T A L S
     A. China Finance desires to incentivize its management team by providing them an opportunity to participate in the growth in value of equity of China Finance by owning equity of China Finance and thereby enhance shareholder value of China Finance.
     B. The Board of Directors of China Finance desires to grant the Employees restricted stock awards covering common shares of China Finance (the “Common Shares”) under the 2007 Equity Incentive Plan of China Finance (the “Plan”) which is incorporated by reference herein.
     C. In order to bind the Employees together the Common Shares are being held in an entity controlled by the Employees on behalf of and for the benefit of the Employees.
     D. BVI Company B has been formed to hold the restricted Common Shares on behalf of and exclusively for the benefit of the Employees.
     E. BVI Company B is 100% owned by BVI Company A.
     F. BVI Company A is 100% owned by Zhiwei Zhao, BVI Company A’s sole director, who will transfer the designated number of common shares of BVI Company A to the Employees once such Employees are determined to be eligible for the Plan.
     G. Employees who are eligible for the Plan include (1) those who are employed by China Finance on the date this Agreement is entered into; and (2) those who are employed by China Finance after this Agreement is entered into, including those who are employed as successors to employees eligible for the Plan who cease to be employed by China Finance.
     H. The Plan and this Agreement focus on the performance of the Employees as a team, as represented by BVI Company B, on an integral basis with an aim to achieve the performance targets set by China Finance. Therefore, the constitution of the Employees as a team, which includes, but is not limited to, the number and various positions of Employees eligible for the Plan, and any change in such constitution, shall not affect the implementation of the Plan and this Agreement provided that at least one of the Employees eligible for the Plan continues to be employed by China Finance during the Vesting Term (as defined below) of the Plan.
AGREEMENT
     In consideration of the mutual covenants herein contained, the parties agree as follows:
     1. Issuance of Common Shares. Subject to the terms and conditions of this Agreement and of the Plan, China Finance hereby issues to BVI Company B 10,558,493 Common Shares (equivalent to approximately 2,111,699 ADRs), which had been previously repurchased by China Finance in 2005 (the “Granted Shares”).
     2. Vesting Schedule. The Granted Shares shall become activated and vest during the three years following the Grant Date (the “Vesting Term”) based on China Finance’s achievement of the Performance Target (as defined below) for each of calendar year 2008 and calendar year 2009, as set forth below:
          (a) Performance Target and Performance Ratio for 2008.
               (i) China Finance has set the Performance Target for calendar year 2008 as Adjusted Earnings (as defined below) in the total amount of U.S. $30 million, as adjusted pursuant to Section 4 below. At the end of calendar year 2008, China Finance will evaluate its business performance for the whole year and generate the Performance Ratio for such year.
               (ii) Where the Performance Ratio for calendar year 2008 is equal to or is above 100%, all Granted Shares will be activated, and a number of Activated Shares equal to the proportion of the period from the Grant Date until the end of calendar year 2008 on a time-based apportionment basis over the entire Vesting Term will be vested immediately in a lump sum at the end of calendar year 2008. The remainder of the Activated Shares will vest monthly during the remaining Vesting Term on a time-based apportionment basis, subject to the continued employment of at least one of the Employees during the Vesting Term.
               (iii) Where the Performance Ratio for calendar year 2008 is below 100%, whether any Granted Shares will become Activated Shares as of the end of calendar year 2008 will be determined according to the chart as set forth in Section 3 below, and a number of Activated Shares equal to the proportion of the period from the Grant Date until the end of calendar year 2008 on a time-based apportionment basis over the entire Vesting Term will be vested immediately in a lump sum at the end of calendar year 2008. The remainder of the Activated Shares will vest monthly during the remaining Vesting Term on a time-based apportionment basis, subject to the continued employment of at least one of the Employees during the Vesting Term.

          (b) Performance Target and Performance Ratio for 2009.
               (i) Granted Shares that have not been activated in calendar year 2008 as set forth above may be activated based on the Performance Ratio of calendar year 2009 and according to the chart as set forth in Section 3 below and will vest during the remaining Vesting Term on a time-based apportionment basis in a manner similar to Section 2(a)(ii) and (iii), respectively, subject to the continued employment of at least one of the Employees during the Vesting Term. China Finance has set a Performance Target for the year of calendar year 2009 as Adjusted Earnings in the total amount of US $40 million, as adjusted pursuant to Section 4 below.
               (ii) Where both the Performance Ratio for 2008 and the Performance Ratio for 2009 are below 40%, no Granted Shares will be activated or vested. All Granted Shares that have not been activated and vested by the end of calendar year 2009 under the provisions above will be forfeited to China Finance, without payment by China Finance of any amount with respect to the Granted Shares.
          (c) Forfeitures. Any forfeiture of Granted Shares will be effected by China Finance in such manner and to such degree as the Administrator (as defined in the Plan), in its sole discretion, determines, and will in all events be subject to Applicable Laws (as defined in the Plan). To enforce any restrictions on the Granted Shares, the Administrator may require BVI Company A to deposit the certificates representing the Granted Shares, with stock assignments or other transfer instruments approved by the Administrator endorsed in blank, with China Finance or an agent of China Finance to hold in escrow until the restrictions have lapsed or terminated. The Administrator may also cause a legend or legends referencing the restrictions be placed on the certificates.
     3. Activation of Granted Shares.

Activated Proportion
Performance Ratio	of Granted Shares	Activated Proportion of
(R)	(X) Formula	Granted Shares(X)
R>=100%	X=100%	X=100%
100%>R>95%	X=R /1.05	95%>X>90%
95%> R>90%	X=R /1.1	86%>X>82%
90%> R>85%	X=R /1.15	78%>X>74%
85%> R>80%	X=R /1.2	71%>X>67%
80%> R>75%	X=R /1.4	57%>X>54%
75%> R>70%	X=R /1.6	47%>X>44%
70%> R>65%	X= R /1.7	41%>X>38%

Activated Proportion
Performance Ratio	of Granted Shares	Activated Proportion of
(R)	(X) Formula	Granted Shares(X)
65%> R>60%	X=R /1.8	36%>X>33%
60%> R>55%	X=R /1.9	32%>X>29%
55%> R>50%	X=R /2	28%>X>25%
50%> R>45%	X=R /2.25	22%>X>20%
45%> R>40%	X=R /2.5	18%>X>16%
R<40%	X=0	X= 0
     4. Adjustments to Adjusted Earnings. For purposes of this Agreement, the calculation of Adjusted Earnings will be adjusted upon the occurrence of the following events:
          (a) Acquisitions through Issuance of New Equity.
               (i) Before the end of calendar year 2007, if China Finance issues new Common Shares, preferred shares, convertible bonds and notes or any other securities exercisable or convertible into Common Shares or preferred shares of China Finance (“New Equity”), the Performance Target, namely, the Adjusted Earnings per issued Common Share, in calendar year 2008 will increase by U.S. $0.3 (equal to U.S. $1.50 per ADR with corresponding earnings per Common Share of US $1.50; each ADR represents 5 ordinary shares), and the Adjusted Earnings per issued Common Share in calendar year 2009, if applicable, will increase by U.S. $0.40 (equal to U.S. $2.00 per ADR with corresponding earnings per Common Share of U.S. $2.00).
               (ii) In calendar year 2008, if China Finance issues New Equity, the Adjusted Earnings per issued Common Share in calendar year 2008 will increase by a portion equal to U.S. $0.30 (equal to U.S. $1.50 per ADR) multiplied by the percentage of actual days from the completion date of the issuance of Common Shares until the end of calendar year 2008, and the Adjusted Earnings per issued Common Share in calendar year 2009, if applicable, will increase by U.S. $0.40 (equal to U.S. $2.00 per ADR).
               (iii) In calendar year 2009, if China Finance issues New Equity, the Adjusted Earnings per issued Common Share in calendar year 2009 will increase by a portion equal to U.S. $0.40 (equal to U.S. $2.00 per ADR) multiplied by the percentage of actual days from the completion date of the issuance of Common Shares until the end of calendar year 2009.
          (b) Strategic Acquisition. In the event that a strategic acquisition contemplated by China Finance may cause adverse effects to Adjusted Earnings and the Performance Ratio which is linked with the vesting of Granted Shares for the applicable calendar year, the business performance of the company to be acquired and relevant costs and expenses accrued from or in connection with such strategic acquisition may, upon the request of BVI

Company A and approval of the Board of Directors of China Finance, be excluded from the U.S. GAAP net profits of China Finance for the purpose of evaluating China Finance’s business performance.
          (c) Strategic Financing. In the event that China Finance issues New Equity for a strategic financing purpose and without a particular acquisition target at the time of such issuance, such issuance of New Equity will not cause any adjustment in Adjusted Earnings.
          (d) Other Circumstances. Adjusted Earnings may be adjusted in other circumstances unanimously agreed by the Board of Directors of China Finance and BVI Company A.
     5. Allocation of Granted Shares to Employees. Subject to the terms and conditions of this Agreement, BVI Company B will hold the Granted Shares on behalf of and exclusively for the benefit of the Employees in the amounts designated by China Finance.
     6. Allocation of Common Shares of BVI Company A. Subject to the terms and conditions of this Agreement, BVI Company A hereby allocates to Zhiwei Zhao common shares of BVI Company A (the “Allocated BVI Shares”) in an amount designated by China Finance. Mr. Zhao agrees to transfer a portion of the Allocated BVI Shares to the Employees in amounts determined by China Finance once such Employees are designated to participate in the Plan.
     7. Termination of Employment.
          (a) If Zhiwei Zhao voluntarily ceases to be employed by China Finance before the expiration of the Vesting Term, (a) any activated and vested Granted Shares held by BVI Company B corresponding to Mr. Zhao’s Allocated BVI Shares will be nonforfeitable and Mr. Zhao will continue to hold the corresponding Allocated BVI Shares, (b) 40% of any activated but unvested Granted Shares held by BVI Company B corresponding to Mr. Zhao’s Allocated BVI Shares will immediately vest and become nonforfeitable and Mr. Zhao will continue to hold the corresponding Allocated BVI Shares, (c) a percentage of any unactivated and unvested Granted Shares, held by BVI Company B corresponding to Mr. Zhao’s Allocated BVI Shares, equal to 40% of the corresponding activated proportion determined according to Section 3 of this Agreement will immediately vest and become nonforfeitable and Mr. Zhao will continue to hold the corresponding Allocated BVI Shares and (d) any activated but unvested Granted Shares and any unactivated and unvested Granted Shares (after effecting clauses (b) and (c) above) held by BVI Company B corresponding to Mr. Zhao’s Allocated BVI Shares will be allocated to Mr. Zhao’s successor to the chief executive officer position of China Finance subject to the continued activation and vesting requirements of this Agreement and all of Mr. Zhao’s corresponding Allocated BVI Shares will be forfeited to Mr. Zhao’s successor to the chief executive officer position of China Finance as of the termination date, without payment by Mr. Zhao’s successor of any amount with respect to the Granted Shares or Allocated BVI Shares. Mr. Zhao’s successor will then be subject to the provisions of this Agreement as if the successor were Mr. Zhao and to such other terms and conditions established by China Finance or BVI Company A. Any further successor to the chief executive officer position of China Finance who holds Allocated BVI Shares during the Vesting Term will be subject to the provisions of this

Agreement as if the successor were Mr. Zhao and to such other terms and conditions established by China Finance or BVI Company A. If Mr. Zhao involuntarily ceases to be employed by China Finance before the expiration of the Vesting Term, Section 7(b) will govern the treatment of the Mr. Zhao’s Allocated BVI Shares and the Granted Shares held by BVI Company B corresponding to Mr. Zhao’s Allocated BVI Shares. For purposes of this Agreement, Mr. Zhao, for the period of time in which he serves as chief executive officer of China Finance, and any successor to the chief executive officer position of China Finance during the Vesting Term shall be referred to as the “Chief Executive Officer.”
          (b) If Employee is a Core Team Member and involuntarily ceases to be employed by China Finance before the expiration of the Vesting Term, 100% of the Granted Shares held by BVI Company B corresponding to Employee’s Allocated BVI Shares will immediately vest and become nonforfeitable upon termination of employment, regardless of whether such Granted Shares have been activated or not and Employee will continue to hold the corresponding Allocated BVI Shares; provided that (except in the case of the Chief Executive Officer) if Employee is dismissed by China Finance by reason of Employee’s action or inaction resulting in material damages to and the interests of China Finance, the Employee’s Allocated BVI Shares will be immediately forfeited to the Chief Executive Officer of China Finance without payment by the Chief Executive Officer of any amount with respect to the Allocated BVI Shares regardless of whether the corresponding Granted Shares have been activated or not. If Employee voluntarily ceases to be employed by China Finance before the expiration of the Vesting Term, all of the Employee’s Allocated BVI Shares will be forfeited to the Chief Executive Officer as of the termination date, without payment by the Chief Executive Officer of any amount with respect to the Allocated BVI Shares regardless of whether the corresponding Granted Shares have been activated or not. Any forfeiture will be effected by the Chief Executive Officer of China Finance in such manner and to such degree as the Chief Executive Officer, in his or her sole discretion, determines, and will in all events be subject to Applicable Laws (as defined in the Plan).
          (c) If Employee is not a Core Team Member and ceases to be employed by China Finance for any reason before the expiration of the Vesting Term, all Allocated BVI Shares of the Employee will be forfeited to the Chief Executive Officer of China Finance as of the termination date, without payment by the Chief Executive Officer of any amount with respect to the Allocated BVI Shares regardless of whether the Granted Shares corresponding to the Employee’s Allocated BVI Shares have been activated or not. Any forfeiture will be effected by the Chief Executive Officer of China Finance in such manner and to such degree as the Chief Executive Officer, in his or her sole discretion, determines, and will in all events be subject to Applicable Laws (as defined in the Plan).
          8. Definitions.
          (a) “Activated Shares” shall mean Granted Shares that are no longer subject to performance vesting because of the fulfillment of a Performance Target by China Finance.
          (b) “Adjusted Earnings” shall be calculated based on net profits plus share-based compensation expenses (including any and all share-based compensation expenses accrued from or in connection with all stock option/share incentives that have been or are to be granted by China Finance) in accordance with U.S. GAAP.
          (c) “Core Team Member” refers to the key personnel nominated by the Chief Executive Officer of China Finance and recognized by the Board of Directors of China Finance.
          (d) “Performance Ratio” refers to the ratio of actual Adjusted Earnings that China Finance has made in a calendar year to the Performance Target for the same year.
          (e) “Performance Target” refers to the performance target of the particular calendar year set by China Finance.
     9. No Assignment or Transfer of Granted Shares that are Unvested; Shareholder Rights. Except as otherwise provided for in this Agreement, Granted Shares that have not vested and been activated may not be sold, pledged or otherwise transferred. Granted Shares that have vested and have been activated may be sold, pledged or otherwise transferred. Otherwise, BVI Company B will have all shareholder rights with respect to the Granted Shares, including voting rights.
     10. No Assignment or Transfer of Allocated BVI Shares Prior to the Vesting of Corresponding Granted Shares; Shareholder Rights. Except as otherwise provided in this Agreement, the Allocated BVI Shares may not be sold, pledged or otherwise transferred until the corresponding Granted Shares have been activated and vested pursuant to the terms of this Agreement. Otherwise, the Employees holding the Allocated BVI Shares will have all shareholder rights with respect to the Allocated BVI Shares, including voting rights.
     11. Governing Law. This Agreement and all determinations made and actions taken pursuant hereto shall be governed by the laws of the Hong Kong Special Administrative Region, People’s Republic of China.
     12. Taxes.
          (a) BVI Company B shall be liable for any and all taxes, including withholding taxes, arising out of the issuance or the vesting of the Granted Shares hereunder. In the event that China Finance is required to withhold taxes as a result of the issuance or vesting of the Granted Shares, or subsequent sale of the Granted Shares, BVI Company B shall surrender a sufficient number of whole Granted Shares or make a cash payment as necessary to cover all applicable required withholding taxes and required social security insurance contributions at such time at which such withholding obligations of China Finance arise, unless alternative procedures for such payment are established by China Finance. BVI Company B will receive a cash refund for any fraction of a surrendered Granted Share not necessary for required withholding taxes and required social security insurance contributions.
          (b) Regardless of any action China Finance takes with respect to any or all income tax, social security insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), BVI Company B acknowledges and agrees that the ultimate liability for all Tax-Related Items legally due by it is and remains BVI Company B’s responsibility and that China Finance (i) makes no representations nor undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this issuance of Granted Shares, including the vesting of the Granted Shares or the subsequent sale of the Granted Shares; and (ii) does not commit to structure the terms or any aspect of this issuance of Granted Shares to reduce or eliminate BVI Company B’s liability for Tax-Related Items. When the withholding obligation of China Finance on BVI Company B’s tax liabilities arises, BVI Company B shall surrender a sufficient number of whole Granted Shares or pay China Finance any amount of Tax-Related Items that China Finance may be required to withhold as a result of BVI Company B’s participation in the Plan or BVI Company B’s receipt of Granted Shares that cannot be satisfied by the means previously described. China Finance may refuse to deliver the Granted Shares if BVI Company B fails to comply with BVI Company B’s obligations in connection with the Tax-Related Items.
          (c) Each Employee shall be liable for any and all taxes, including withholding taxes, arising out of the issuance or the vesting of the BVI Allocated Shares to such Employee hereunder. In the event that BVI Company A is required to withhold taxes as a result of the issuance or vesting of the BVI Allocated Shares, or subsequent sale of the BVI Allocated Shares, the applicable Employee shall surrender a sufficient number of whole BVI Allocated Shares or make a cash payment as necessary to cover all applicable required withholding taxes and required social security insurance contributions at such time at which such withholding obligations of BVI Company A arise, unless alternative procedures for such payment are established by BVI Company A. The applicable Employee will receive a cash refund for any fraction of a surrendered BVI Allocated Share not necessary for required withholding taxes and required social security insurance contributions.
          (d) Regardless of any action BVI Company A takes with respect to any or all Tax Related Items, each Employee acknowledges and agrees that the ultimate liability for all Tax-Related Items legally due by the Employee is and remains the Employee’s responsibility and that BVI Company A (i) makes no representations nor undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this issuance of BVI Allocated Shares, including the vesting of the BVI Allocated Shares or the subsequent sale of the BVI Allocated Shares; and (ii) does not commit to structure the terms or any aspect of this issuance of BVI Allocated Shares to reduce or eliminate the Employees’ liability for Tax-Related Items. When the withholding obligation of BVI Company A on an Employee’s tax liabilities arises, the Employee shall surrender a sufficient number of whole BVI Allocated Shares or pay BVI Company A any amount of Tax-Related Items that BVI Company A may be required to withhold as a result of the Employee’s participation in the Plan or Employee’s receipt of BVI Allocated Shares that cannot be satisfied by the means previously described. BVI Company A may refuse to deliver the BVI Allocated Shares if an Employee fails to comply with Employee’s obligations in connection with the Tax-Related Items.
     13. Plan Information. BVI Company B acknowledges that it has received copies of the Plan and the Plan prospectus from China Finance and agrees to receive stockholder information, including copies of any annual report, proxy statement and periodic report, from China Finance’s website at www.chinafinanceonline.com. BVI Company B acknowledges that copies of the Plan, Plan prospectus, Plan information and stockholder information are available upon written or telephonic request to (86) 10 5832 5288.
     14. Entire Agreement; Amendment of this Agreement. The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the parties with respect to the subject matter hereof, and may not be modified adversely to a party without the affected party’s written consent. In the event of any conflict between the terms and provisions of the Plan and this Agreement, the Plan terms and provisions shall govern. Certain other important terms governing this Agreement are contained in the Plan.
     15. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon delivery to the party at its address then on file with China Finance.
     16. Severability. If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, then (i) such provision shall be excluded from this Agreement, (ii) the balance of this Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of this Agreement shall be enforceable in accordance with its terms.
     17. Interpretation of this Agreement. All determinations and interpretations of this Agreement and any other documentation related to this Agreement will be made by the Administrator, whose determination on these matters will be final and binding on all parties.

     The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

CHINA FINANCE ONLINE CO. LTD.

By:	/s/ Ling Wang

Name:	Ling Wang

Its:	Director on the

Compensation Committee

C&F INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Zhiwei Zhao

Name:	Zhiwei Zhao

Its:	Fenghua International Limited

Sole Director

FENGHUA INTERNATIONAL LIMITED

By:	/s/ Zhiwei Zhao

Name:	Zhiwei Zhao

Its:	Sole Director

ZHIWEI ZHAO

Signature:	/s/ Zhiwei Zhao

Printed Name:	Zhiwei Zhao